SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

December 16, 2009

By EDGAR and Hand Delivery

Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561
Attention:	Mr. H. Christopher Owings
Mr. Ronald E. Alper

Re:	West Corporation Registration Statement on Form S-1
(File No. 333-162292)

Dear Mr. Owings:

On behalf of West Corporation (the “Company”), we are writing in response to the comment letter, dated December 14, 2009 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1, Registration No. 333-162292, filed on December 1, 2009 (as so amended, the “Registration Statement”) and relating to the Company’s registration of shares of its common stock, par value $0.001 per share. Concurrently herewith, the Company has filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) incorporating the revisions described herein. For your convenience, four (4) courtesy copies of this letter and Amendment No. 3, which have been marked to show the changes from Amendment No. 2 to the Registration Statement as filed on December 1, 2009, are also being delivered to Mr. Ronald E. Alper.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as initially filed; page numbers and other similar references used in the Company’s responses refer to Amendment No. 3 unless otherwise noted.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

December 16, 2009

General

1.	We note your response comment 1 of our letter dated November 20, 2009. Please disclose that the source for your assertion on page 3, and elsewhere in the document, that you are the largest provider of emergency communications infrastructure systems and services that support regulatory compliance and public safety mandates, based on the number of 9-1-1 calls facilitated, is management’s belief. Please disclose on page 3 the explanation for the basis of such belief that is included in your response.

Response:

The Company has revised its disclosure on pages 3, 4, 71, 73, F-8 and F-45 in response to the Staff’s comment.

Prospectus Summary, Page 1

2.	We note your response to comment 2 of our letter dated November 20, 2009. Please identify the names of the related parties and the payments made for each party on page 11.

Response:

The Company has revised its disclosure on pages 11 and 29 in response to the Staff’s comment.

Risk Factors, page 15

Our amended and restated certificate of incorporation…page 26

3.	Please describe in greater detail the business opportunities you refer to and the circumstances under which such opportunities would arise. Also describe the resulting risk to the company.

Response:

The Company has revised its disclosure on page 26 in response to the Staff’s comment to clarify that the certificate of incorporation provision being described is a general waiver of corporate opportunities as permitted under the Delaware General Corporation Law, rather than a waiver with respect to specified corporate opportunities. The Company is in the process of finalizing the form of its amended and restated certificate of incorporation that it will file as an exhibit to the Registration Statement but supplementally notes for the Staff’s benefit that it expects the corporate opportunities provision referred to in such risk factor to read substantially as follows:

Article XII

Business Opportunities

Business Opportunities. To the fullest extent permitted by the DGCL and except as may be otherwise expressly agreed in writing by the Corporation and Thomas H. Lee Partners, L.P. and its affiliates (collectively, “THL”) with respect to THL or by the Corporation and Quadrangle Group LLC and its affiliates (collectively, “Quadrangle”; Quadrangle and THL each being referred to herein as a “Sponsor” and collectively as the “Sponsors”) with respect to Quadrangle, as the case may be, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than the Corporation and its subsidiaries) and that may be business opportunities for such Sponsor, even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no such person shall be liable to the Corporation or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information

Securities and Exchange Commission

December 16, 2009

regarding such business opportunity, to the Corporation or its subsidiaries unless, in the case of any such person who is a director or officer of the Corporation, such business opportunity is expressly offered to such director or officer solely in his or her capacity as a director or officer of the Corporation. None of the Sponsors shall have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation or any of its subsidiaries.

Termination. The provisions of this Article XII shall have no further force or effect with respect to a Sponsor on the date that both (a) such Sponsor shall cease to own, in the aggregate, capital stock representing [__] percent ([__]%) or more of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class and (b) no person who is a director or officer of the Corporation is also a director, officer or general partner of any corporation, partnership, limited liability company or other entity that is a Sponsor. Neither the alteration, amendment or repeal of this Article XII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article XII nor the termination of applicability pursuant to the immediately preceding sentence, shall eliminate or reduce the effect of this Article XII in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article XII, would accrue or arise, prior to such alteration, amendment, repeal, adoption or termination.

Deemed Notice. Any person purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

Management’s Discussion and Analysis of Financial Condition and Result of Operation, page 37

Results of Operations, page 42

4.	We have reviewed your revisions in response to comment 8 from our letter dated November 20, 2009. Your disclosures of noncontrolling interest on pages 46 and 49 appear to be incorrectly described. For example, on page 46, you stated that “During the nine months ended September 30, 2009 loss attributable to noncontrolling interest was $2.7 million compared to income attributed to noncontrolling interest of $2.3 million during the nine months ended September 30, 2008.” However, in the nine months ended September 30, 2009, you had income attributable to noncontrolling interest of $2.7 million and, in the nine months ended September 30, 2008, a loss of $2.3 million. Please revise.

Response:

The Company has revised its disclosure on pages 46, 49 and 53 in response to the Staff’s comment.

Business, pages 70

Recent Development with respect to Noncontrolling Interests and Portfolio Receivables, page 84

5.	We note your response to comment 12 of our letter dated November 20, 2009. Please also discuss the reorganization of the receivables management business and the impairment charges related to that business. If you expect to record any impairment charges in the fourth quarter of 2009, please disclose.

Response:

The Company has revised its disclosure on page 85 in response to the Staff’s comment. The Company supplementally notes for the Staff’s benefit that it does not expect to record any impairment charges related to the receivables management business in the fourth quarter of 2009.

Securities and Exchange Commission

December 16, 2009

Certain Relationships and Related Party Transactions, page 112

6.	Please disclose the “corporate opportunity” provisions in your certificate of incorporation, described on page 116.

Response:

The Company has revised its disclosure on page 112 in response to the Staff’s comment.

2006 Recapitalization, page 112

7.	Please identify the executive officers and the payments made to each officer.

Response:

The Company has revised its disclosure on page 113 in response to the Staff’s comment.

* * * * *

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Very truly yours,

/s/ Robert L. Verigan
Robert L. Verigan

cc:	David C. Mussman (West Corporation)
Keith F. Higgins (Ropes & Gray LLP)
Andrew J. Terry (Ropes & Gray LLP)